

Mail Stop 5546

February 27, 2007

Via Facsimile (404) 715-5494 and US Mail

Gerald Grinstein
Chief Executive Officer
Delta Air Lines, Inc.
Post Office Box 20706
Atlanta, Georgia 30320

> **Re:** **Delta Air Lines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 27, 2006**
> **Response Letter Dated February 13, 2007**
> **File No. 1-05424**

Dear Mr. Grinstein:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the representation in your response that "Delta employees occasionally exceed their authority and issue interline tickets on Delta ticket stock for travel to or from Cuba." Please expand your materiality analysis to address whether such activity by your employees may

Gerald Grinstein
Delta Air Lines, Inc.
Page 2

expose you to liability under U.S. sanctions provisions and thus present a risk to your reputation.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance